1048 Texan Trail

Grapevine, Texas 76051

February 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:	GreenHunter Resources, Inc. (the “Company”)

Registration Statement on Form S-1 (as amended through pre-effective Amendment No. 2)

File No. 333-192851

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for its Registration Statement on Form S-1 (File No. 333-192851) (as amended through pre-effective Amendment No. 2 thereto) be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time, on February 14, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire additional information, please contact David E. Morrison, Esq. of Norton Rose Fulbright at (214) 855-8301. The Company further respectfully requests oral confirmation of effectiveness by a call to Mr. Morrison.

Respectfully,

GREENHUNTER RESOURCES, INC.

By:	/s/ Morgan F. Johnston
Name:	Morgan F. Johnston
Title:	Senior Vice President, General Counsel and Secretary

cc:	David E. Morrison (Norton Rose Fulbright)

Brandon T. Byrne (Norton Rose Fulbright)